Filed pursuant to Rule 424(b)5
                              File No. 333-10903


    PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 27, 1996


                        3,162,939 Shares

                        STORAGE USA, INC.

                          Common Stock
                   (par value $.01 per share)


     All of the shares of Common Stock offered hereby are being sold directly by Storage USA, Inc. (the "Company") pursuant to the terms of a Stock Purchase Agreement, dated as of March 1, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty. The shares are being sold at a price of $31.30 per share. The aggregate proceeds of approximately $99 million will be used by the Company to repay borrowings outstanding under the Company's revolving credit agreement and bearing interest at a weighted average annual rate of 6.70%. Such borrowings were incurred in the past year to finance the acquisition of self-storage facilities.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
ON OR ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
TO THE CONTRARY IS UNLAWFUL.


  The date of this Prospectus Supplement is September 30, 1996.

                FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations that may be relevant to a prospective holder of the Common Stock is based on current law, is for general information only, and is not tax advice. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The statements in this discussion are based on current provisions of the Code, existing, temporary, and currently proposed Treasury regulations promulgated under the Code (the "Treasury Regulations"), the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes. Unless otherwise provided in this discussion, the term "Partnership" includes all Subsidiary Partnerships.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

     The Company made an election to be taxed as a REIT under sections 856 through 860 of the Code, effective for its taxable year ended December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation.
However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amounts by which the Company fails the 75% and 95% gross income tests. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), the Company will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

Requirements for Qualification

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule"); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The Company believes that it has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, the Company's Charter provides for restrictions regarding transfer of the Common Stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (v) and (vi) above. Such transfer restrictions are described above under "Restrictions on Transfer of Capital Stock."

     For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

     The Company currently has one direct corporate subsidiary, Storage USA Trust, a Maryland real estate investment trust (the "Trust"), and may have additional subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT at all times during the period such corporation has been in existence. Thus, in applying the requirements described herein, any qualified REIT subsidiaries of the Company are ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries are treated as assets, liabilities, and items of income, deduction, and credit of the Company. The Trust is a qualified REIT subsidiary. The Trust, therefore, is not subject to federal corporate income taxation, although it may be subject to state and local taxation.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, the Company's proportionate share of the assets, liabilities, and items of income of the Partnership and of any other partnership in which the Company has acquired or will acquire an interest, directly or indirectly (a "Subsidiary Partnership"), are treated as assets and gross income of the Company for purposes of applying the requirements described herein.

Income Tests

     In order for the Company to maintain its qualification as a REIT, there are three requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, not more that 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property).

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are customarily furnished or rendered in connection with the rental of real property for occupancy only and are not otherwise considered "rendered to the occupant."

     The Company, through the Partnership, derives the bulk of its revenues from rent from storage unit leases, additional first month rent, and late charges attributable to such rents (collectively, the "Primary Revenues"). Additional revenues are derived from ancillary services such as moving truck rental commissions, packing and shipping commissions, rent from leasing space utilized for sales of locks and packing supplies to SUSA Management, Inc., a Tennessee corporation ("Subsidiary Corp.") 5% of whose voting stock and 94% of whose nonvoting stock (which together constitute 99% of the beneficial economic interest therein) are owned by the Partnership, rent from vehicle and boat storage leases (including additional first month rent and late charges attributable thereto), and similar items (collectively, the "Ancillary Revenues"). The Company also receives dividends from Subsidiary Corp. and Storage USA Franchise Corp., a Tennessee corporation ("Franchise"), 100% of whose nonvoting stock, which represents 97.5% of the beneficial economic interest therein, is owned by the Partnership. The Company believes that, other than the late charges attributable to rent, which are treated as interest that qualifies for the 95% gross income test, but not the 75% gross income test, the Primary Revenues qualify as rents from real property for purposes of both the 75% test and the 95% test and that dividends from Subsidiary Corp. and Franchise (the "Nonqualified Subsidiaries") qualify as dividends for purposes of the 95% test. Furthermore, the Company believes that the Ancillary Revenues and other types of potentially nonqualifying gross income earned by the Company in each taxable year are equal to, and will continue to be equal to, less than 5% of the Company's total gross income and, thus, that such items of income do not adversely affect the Company's qualification as a REIT.

     Other than with respect to its leasing arrangement with Subsidiary Corp. with respect to the sale of lock and packing supplies (the revenue from which the Company will treat as nonqualifying income for purposes of the 75% and 95% tests), the Company does not own, directly or indirectly, 10% or more of any tenant or receive any rent based on the income or profits of any tenant. Furthermore, the Company believes that any personal property rented in connection with its storage facilities is well within the 15% restriction. However, in order for the Primary Revenues to constitute "rents from real property," the Company must not provide services to its tenants that are not customarily furnished or rendered in connection with the rental of the self-storage units, other than through an independent contractor.

     The Company, through the Partnership (which is not an independent contractor), provides certain services with respect to the facilities and will provide certain services with respect to any newly acquired self-storage facilities. Such services include (i) common area services, such as cleaning and maintaining public entrances, exits, stairways, walkways, lobbies and restrooms, removing snow and debris, collecting trash, and painting the exteriors of the facilities and common areas, (ii) providing general security for the facilities, (iii) cleaning and repairing of units at the facilities as tenants move in and out,
(iv) at the request of the tenant, and without additional charge, accepting delivery of goods from carriers or unlocking a particular unit when goods are delivered to a facility (however, the Partnership does not otherwise assist tenants in the storage or removal of goods or belongings from the units), (v) permitting tenants to use the fax machine at a facility for occasional local faxes without additional charge and for occasional long-distance faxes for a nominal charge, (vi) maintaining underground utilities and structural elements of the facilities, (vii) paying real and personal property taxes or the cost of replacing or refurbishing personal property with respect to real and personal property owned by the Partnership at a facility, (viii) for a fee, acting as an agent for moving truck rental companies for tenants of certain facilities and walk-in customers, (ix) for a fee, providing packing and shipping services to tenants of certain facilities and walk-in customers, and (x) at a few facilities, allowing tenants to use trucks owned by the Company or the Partnership to move their goods and belongings into and out of the units without additional charge. The Company believes that the services provided by the Partnership are customarily furnished or rendered in connection with the rental of space for occupancy only by self-storage facilities in the geographic areas in which its facilities are located.

     The Company's investment, through the Partnership, in the facilities in major part gives rise to rental income that is qualifying income for purposes of the 75% and 95% gross income tests. Gains on sales of the facilities (other than from prohibited transactions, as described below) or of the Company's interest in the Partnership generally will be qualifying income for purposes of the 75% and 95% gross income tests. The Company anticipates that income on its other investments, including its indirect investments in the Nonqualified Subsidiaries, will not result in the Company failing the 75% or 95% gross income test for any year.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company and the Partnership believe that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and the Partnership have complied, and will continue to comply, with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company or the Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Furthermore, any such contract would be considered a "security" for purposes of applying the 30% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if (i) the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, (ii) the Company attaches a schedule of the sources of its income to its return, and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "Federal Income Tax Considerations-Taxation of the Company," even if those relief provisions apply, a 100% tax would be imposed with respect to the net income attributable to the greater of the amounts by which the Company fails the 75% and 95% income tests. No such relief is available for violations of the 30% income test.

Asset Tests

     The Company, at the close of each quarter of each taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, or "real estate assets," including, in cases where the Company raises new capital through stock or long-term (at least five-year) debt offerings, stock or debt instruments attributable to the temporary investment of such new capital during the one-year period following the Company's receipt of such capital. The term "real estate assets" also includes real property (including interests in real property and interests in mortgages on real property) and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land or improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in land or improvements thereon, and an option to acquire land or improvements thereon (or a leasehold in land or improvements thereon). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company (other than its ownership interest in the Partnership, the Trust, or any other qualified REIT subsidiary) may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership, the Trust, or any other qualified REIT subsidiary).

     The Partnership owns 5% of the voting stock and 94% of the nonvoting stock of Subsidiary Corp. (which together constitute 99% of the beneficial economic interest therein). In addition, the Partnership owns 100% of the nonvoting stock of Franchise, which represents 97.5% of the beneficial economic interest therein. By virtue of its partnership interest in the Partnership, the Company is deemed to own its pro rata share of the assets of the Partnership, including the stock of Subsidiary Corp. and Franchise held by the Partnership.

     The Partnership does not own more than 10% of the voting securities of either Nonqualified Subsidiary. In addition, based upon its analysis of the estimated value of the stock of each Nonqualified Subsidiary owned by the Partnership relative to the estimated value of the other assets owned by the Company, the Company believes that neither its pro rata share of the stock of Subsidiary Corp., nor its pro rata share of the stock of Franchise, exceeds 5% of the total value of the Company's assets. No independent appraisals have been obtained to support this conclusion. This 5% limitation must be satisfied at the end of each quarter in which the Company or the Partnership increases its interest in a Nonqualified Subsidiary (including as a result of the Company increasing its interest in the Partnership in connection with a stock offering or as Limited Partners of the Partnership exercise their Redemption Rights). Although the Company plans to take steps to ensure that it satisfies the 5% asset test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Partnership's overall interest in a Nonqualified Subsidiary. The Company does not expect to own securities of any other issuer in excess of the restrictions set forth above. Nevertheless, if the Service were to challenge successfully the tax status of the Partnership as a partnership for federal income tax purposes, since the Company owns more than 10% of the voting interests in such entity, the Company likely would cease to qualify as a REIT. See "Federal Income Tax Considerations - Tax Aspects of the Company's Investments in the Partnership and Subsidiary Partnerships."

     If the Company should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset tests either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

Distribution Requirements

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and will continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of Common Stock or shares of preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

Special Distribution Requirement

     Prior to becoming a REIT, the Company and all corporations previously merged into the Company were taxable as S corporations pursuant to elections made at the inception of each such corporation. The Code provides that, in the case of a corporation that succeeded to the "earnings and profits" of a corporation that was not taxed as a REIT for all of its taxable years beginning after February 28, 1986, such corporation is eligible to make a REIT election for a taxable year only if, as of the close of such year, it has no earnings and profits accumulated in any year in which it was not a REIT. If the Company had any such non-REIT earnings and profits, it would have to make a distribution equal to the non-REIT earnings and profits to preserve its REIT status. Since the Company was taxable as an S corporation from its inception and has not succeeded to the non-REIT earnings and profits of any other corporation, this special distribution requirement will not apply.

Recordkeeping Requirement

     Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding stock. The Company has complied, and will continue to comply, with such requirements.

Partnership Anti-Abuse Rule

     A final regulation (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions") authorizes the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate.
The Anti-Abuse Rule applies where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring any entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be taxed as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of the partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT.

Failure to Qualify

     If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Taxation of Taxable U.S. Shareholders

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock has been held for one year or less) assuming the Common Stock is a capital asset in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company and gain from the disposition of Common Stock generally will be treated as investment income for purposes of the investment interest limitations. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of Shareholders on the Disposition of the Common Stock

     In general, any gain or loss realized upon a taxable disposition of the Common Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the Common Stock has been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of Common Stock by a shareholder who has held such stock for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other Common Stock is purchased within 30 days before or after the disposition.

Capital Gains and Losses

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%, and the tax rate on net capital gains applicable to individuals is 28%. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

     The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company. The Service issued proposed regulations in April 1996 regarding the backup withholding rules as applied to Non-U.S. Shareholders (as defined herein). Those proposed regulations would alter the current system of backup withholding compliance. See "Federal Income Tax Considerations - Taxation of Non-U.S. Shareholders."

Taxation of Tax-Exempt Shareholders

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's shares collectively own more than 50% of the value of the Company's shares.

Taxation of Non-U.S. Shareholders

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a foreign corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. The Service issued proposed regulations in April 1996 that would modify the manner in which the Company complies with the withholding requirements. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

     In August 1996, the U.S. Congress passed the Small Business Job Protection Act of 1996, which requires the Company to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. That statute is effective for distributions made after August 20, 1996. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required by currently applicable Treasury Regulations to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of his Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT" and, therefore, the sale of the Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock will be publicly traded, no assurance can be given that the Company will continue to be a "domestically controlled REIT." The Company's Charter provides for restrictions regarding transfer of the Common Stock that are intended to assist the Company in continuing to be a "domestically controlled REIT." Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or
(ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of foreign corporations). IN ADDITION, NON-U.S. SHAREHOLDERS SHOULD BE AWARE THAT, IN THE PAST, LEGISLATIVE PROPOSALS HAVE BEEN MADE THAT WOULD HAVE SUBJECTED NON-U.S. PERSONS TO U.S. TAX IN CERTAIN CIRCUMSTANCES ON THEIR GAINS FROM THE SALE OF STOCK IN U.S. CORPORATIONS. THERE CAN BE NO ASSURANCE THAT A SIMILAR PROPOSAL WILL NOT BE ENACTED INTO LAW IN A FORM DETRIMENTAL TO FOREIGN HOLDERS OF THE COMMON STOCK.

Other Tax Consequences

State and Local Taxes

     The Company, the Trust, the Partnership, a Subsidiary Partnership, or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. In addition, the Company, the Trust, the Partnership, or a Subsidiary Partnership may be subject to certain state and local taxes imposed on owners of property, such as ad valorem property taxes, transfer taxes, and rent taxes. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

Tax Aspects of the Company's Investments in the Partnership and Subsidiary Partnerships

     The following discussion summarizes certain federal income tax considerations applicable to the Company's direct or indirect investments in the Partnership and the Subsidiary Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

   Classification as Partnerships

     The Company is entitled to include in its income its distributive share of each Partnership's income and to deduct its distributive share of each Partnership's losses only if the Partnerships are classified for federal income tax purposes as partnerships rather than as Corporations or associations taxable as corporations. An organization formed as a partnership will be treated as a partnership, rather than as a corporation, for federal income tax purposes if it (i) has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes and (ii) is not a "publicly traded" partnership. Those four corporate characteristics are continuity of life, centralization of management, limited liability, and free transferability of interests. A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest, and dividends (the "90% Passive Income Exception").

     The U.S. Department of the Treasury recently issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the Private Placement Exclusion.

     If a Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, such Partnership should not be treated as a corporation because it should be eligible for the 90% Passive
Income Exception.   If, however, for any reason a Partnership
were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to qualify as a REIT. See "Federal Income Tax Considerations, Requirements for Qualification, Income Tests" and
"Requirements for Qualification, Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur tax liability without any related cash distribution. See "Federal Income Tax Considerations, Requirements for Qualification, Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

   Income Taxation of the Partnerships and their Partners

     Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company is required to take into account its allocable share of each Partnership's income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from such Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under section 704(b) of the Code if they do not comply with the provisions of section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership's allocations of taxable income, gain, and loss are intended to comply with the requirements of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties. Pursuant to section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since the Company's initial public offering. Consequently, the Partnership Agreement requires such allocations to be made in a manner consistent with section 704(c) of the Code.

     In general, the carryover basis of the facilities contributed by the Company to the Partnership will cause the Company to be allocated lower depreciation and other deductions, and possibly amounts of taxable income, in the event of a sale of such a facility, in excess of the economic or book income allocated to it as a result of such sale. While this will tend to eliminate the Book-Tax Differences over the life of the Partnership, the special allocation rules of section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Therefore, elimination of Book-Tax Differences with respect to the facilities contributed by the Company may cause the Company to recognize taxable income in excess of its proportionate share of the cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements."

     The U.S. Department of the Treasury recently issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by section 704(c) of the Code and outlining several reasonable allocation methods. The Partnership has elected to use the "traditional method" for allocating Code section 704(c) items with respect to the properties that it acquires in exchange for Units. Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required under Code section 704(c) to use a method for allocating tax depreciation deductions attributable to contributed properties that results in the Company receiving a disproportionate share of such deductions.
In addition, gain on sale of a facility that has been contributed (in whole or in part) to the Partnership will be specially allocated to the contributing partners to the extent of any "built-in" gain with respect to such facility for federal income tax purposes. The application of section 704(c) to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in the Partnership generally is equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (A) the Company's allocable share of the Partnership's loss and (B) the amount of cash distributed to the Company, and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership.

     If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Company's adjusted tax basis below zero, such distributions

(including such constructive distributions) constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's partnership interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnerships. The Partnerships have acquired equity interests in facilities, and expect to acquire additional facilities in the future, for cash. To that extent, a Partnership's initial basis in such a facility for federal income tax purpose generally equals the purchase price paid by the Partnership. The Partnerships depreciate or will depreciate such depreciable property for federal income tax purposes under the alternative depreciation system of depreciation ("ADS"). Under ADS, the Partnerships generally depreciate or will depreciate furnishings and equipment over a 10-year recovery period using a straight line method and a half-year convention. If, however, a Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under ADS, the Partnerships generally depreciate or will depreciate buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention. However, to the extent that a Partnership has acquired or will acquire equity interests in facilities in exchange for partnership interests in the Partnership, the Partnership's initial basis in each such facility for federal income tax purposes should be the same as the transferor's basis in that facility on the date of acquisition. The Partnerships depreciate or will depreciate such depreciable property for federal income tax purposes under ADS. Although the law is not entirely clear, the Partnerships depreciate or will depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. A Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the Partnership (except to the extent that the Partnership is required under Code section 704(c) to use a method of allocating depreciation deductions attributable to the contributed properties that results in the Company receiving a disproportionate share of such deductions.)

Sale of a Partnership's Property

     Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership under section 704(c) of the Code to the extent of their "built-in gain" on those properties for federal income tax purposes. The partners' "built-in gain" on the contributed properties sold will equal the excess of the partners' proportionate share of the book value of those properties over the partners' tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership or the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     The Company's share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. See "Federal Income Tax Considerations, Requirements for Qualification, Income Tests." The Company, however, does not presently intend to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company's or such Partnership's trade or business.

Nonqualified Subsidiaries

     The Partnership owns 94% of the nonvoting stock, and 5% of the voting stock, of Subsidiary Corp., representing in the aggregate a 99% economic interest therein. In addition, the Partnership owns 100% of the nonvoting stock of Franchise, which represents a 97.5% economic interest therein. By virtue of its ownership of the Partnership, the Company is considered to own its pro rata share of the stock of the Nonqualified Subsidiaries.

     As noted above, for the Company to qualify as a REIT the Company's proportionate share of the value of the securities of each Nonqualified Subsidiary held by the Partnership may not exceed 5% of the total value of the Company's assets. In addition, the Company's proportionate share of each Nonqualified Subsidiary's equity securities may not constitute more than 10% of the voting securities of such Nonqualified Subsidiary. The Partnership owns 5% of the voting securities of Subsidiary Corp., but does not own any of the voting securities of Franchise. The Company believes that neither its proportionate share of the value of the securities of Subsidiary Corp. held by the Partnership, nor its proportionate share of the value of the securities of Franchise held by the Partnership exceeds 5% of the total value of the Company's assets. If the Service were to challenge successfully those determinations, however, the Company likely would fail to qualify as a REIT.

     Each Nonqualified Subsidiary will be organized as a corporation and will pay federal, state, and local income taxes on its taxable income at normal corporate rates. Any such taxes will reduce amounts available for distribution by such Nonqualified Subsidiary, which in turn will reduce amounts available for distribution to the Company's stockholders.

Prospectus
                          $100,000,000

                        Storage USA, Inc.

                          Common Stock

     Storage USA, Inc. (the "Company") intends to issue from time to time its shares of Common Stock, $.01 par value ("Common Stock"), having an aggregate initial public offering price not to exceed $100,000,000, on terms to be determined at the time of sale. The number of shares offered and the initial public offering price will be set forth in the applicable Prospectus Supplement. The Common Stock will be listed on the New York Stock Exchange.

     The Common Stock may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or any underwriters are involved in the sale of Common Stock, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." No Common Stock may be sold without delivery of the applicable Prospectus Supplement.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
       OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
               REPRESENTATION TO THE CONTRARY IS A
                        CRIMINAL OFFENSE.


      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT
     PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING.  ANY
           REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


       The date of this Prospectus is September 30, 1996.

     IN CONNECTION WITH AN OFFERING OF COMMON STOCK, THE UNDERWRITERS, IF ANY, FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF SUCH COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center,
New York, New York 10048, and can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450
Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees or from the Commission's site on teh World Wide Web at http://www.sec.gov.

     This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (Commission File No. 001-12910) under the Exchange Act are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 as amended by Form 10-K/A filed June 28, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1996, as amended by Form 10-Q/A filed June 28, 1996, and the quarter ended June 30, 1996; (iii) the Company's Current Reports on Form 8-K filed on March 7, April 1, April 5 and August 2, 1996, and the Company's Current Report on Form 8-K filed on June 21, 1996, as amended by Form 8-K/A filed on July 17, 1996; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on March 15, 1994, under the Exchange Act, including any reports filed under the Exchange Act for the purpose of updating such description. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of all of the Common Stock shall be deemed to be incorporated by reference herein.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Common Stock or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.

     The Company will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to Storage USA, Inc., 10440 Little Patuxent Parkway, Suite 1100, Columbia, Maryland 21044, Attention: Secretary (telephone 401/730-9500).

                           THE COMPANY

     Storage USA, Inc. was formed in 1985 to own, develop, construct and operate self storage facilities throughout the United States. On March 23, 1994, the Company completed an initial public offering of its common stock and became a self-managed, self-advised real estate investment trust engaged in the business of owning, managing, acquiring and developing self-storage facilities. The Company operates through SUSA Partnership, L.P. (the "Operating Partnership"), of which it is the sole general partner and in which it owns approximately a 94% interest, and through SUSA Management, Inc., which provides self-storage management and ancillary services to the Operating Partnership and in which the Operating Partnership owns a 99% economic interest.

     At July 31, 1996, the Company owned 207 facilities containing 13.9 million net rentable square feet in 29 states and the District of Columbia and managed for others 16 facilities containing an additional 1.0 million net rentable square feet. Average physical and economic occupancy for the facilities owned by the Company at July 31, 1996, were 90% and 83%, respectively. Average weighted annual rent per square foot for these facilities was $9.42.

     The Company is incorporated in Tennessee. Its executive offices are located at 10440 Little Patuxent Parkway, Suite 1100,
Columbia, Maryland 21044, and its telephone number is (410)
730-9500.


                         USE OF PROCEEDS

     The Company will contribute the net proceeds of any sale of Common Stock to the Operating Partnership in exchange for additional units of partnership interest. Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of any Common Stock will be used by the Company and the Operating Partnership for general corporate purposes, which may include repayment of indebtedness, making improvements to properties and the acquisition of additional properties.



                  DESCRIPTION OF CAPITAL STOCK

General

     The Company is authorized to issue 150,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"). At August 14, 1996, there were 21,474,692 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

     The following information with respect to the capital stock of the Company is subject to the detailed provisions of the Company's Amended Charter (the "Charter") and Amended and Restated Bylaws (the "Bylaws"), as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Charter and Bylaws.

Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of such shares of Common Stock exclusively possess all voting power. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock issued will be fully paid and nonassessable, and the holders thereof will not have preemptive rights. Pursuant to the terms of a Stock Purchase Agreement, dated as of March 1, 1996, as amended (the "Stock Purchase Agreement"), among the Company, Security Capital Holdings, S.A. and Security Capital US Realty ("Security Capital"), Security Capital has been granted the right to purchase, under certain circumstances, shares of the Company's Common Stock in connection with future issuances by the Company.

     The Transfer Agent for the Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina. The Common Stock is traded on the NYSE under the symbol "SUS." The Company will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and the Company anticipates that such shares will be so listed.


            RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), shares of capital stock must be held by a minimum of 100 persons for at least 335 days in each taxable year following its 1994 taxable year or during a proportionate part of a shorter taxable year. In addition, at all times during the second half of each taxable year following its 1994 taxable year, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals (the "5/50 Rule"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of Common Stock (the "Ownership Limitation").

     The Ownership Limitation provides that, subject to certain exceptions specified in the Charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the outstanding shares of Common Stock. Pursuant to a Strategic Alliance Agreement, dated as of March
19, 1996, among the Company and Security Capital, the Board of Directors of the Company proposed, and the shareholders approved, an amendment to the Charter that provides that Security Capital and its affiliates may beneficially own, in the aggregate, up to 37.5% of the common stock of the Company (the "Special Shareholder Limit"). The Ownership Limitation prevents any non-U.S. holder (other than Security Capital and its affiliates) from acquiring additional shares of the Company's capital stock if, as a result of such acquisition, the Company would fail to qualify as a domestically-controlled REIT (computed assuming that Security Capital owns the maximum percentage of the Company's capital stock that it is permitted to own under the Special Shareholder Limit).

     The Ownership Limitation also provides that if any holder of capital stock of the Company purports to transfer shares to a person or there is a change in the capital structure of the Company, and either the purported transfer or the change in capital structure would result in the Company failing to qualify as a REIT, or such transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the capital stock being transferred (or in the case of an event other than a transfer, the capital stock beneficially owned) that would cause one or more of the restrictions on ownership or transfer to be violated shall be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to the discovery by the Company that the shares have been transferred to a trust shall be paid upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to shares of capital stock held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividends or distributions paid over to the trustee will be held in trust for the charitable beneficiary.
The trustee shall designate a transferee of such stock so long as the ownership of such shares of stock by the transferee would not violate the restrictions on ownership or transfer. Upon the sale of such shares, the purported transferee shall receive the lesser of (A)(i) the price per share such purported transferee paid for the capital stock in the purported transfer that resulted in the transfer of shares of capital stock to the trust, or (ii) if the transfer or other event that resulted in the transfer of shares of capital stock to the trust was not a transaction in which the purported record transferee gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust.

     The Board of Directors may grant an exemption for the Ownership Limitation to any person so requesting, so long as (A) the Board has determined that such exemption will not result in the Company being "closely held" within the meaning of Section 856(h) of the Code, and (B) such person provides to the Board such representations and undertakings as the Board may require.


                      PLAN OF DISTRIBUTION

     The Company may sell Common Stock in or outside the United States to or through underwriters or may sell Common Stock to investors directly or through designated agents. Any such underwriter or agent involved in the offer and sale of the Common Stock will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Common Stock at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Common Stock upon the terms and conditions set forth in any Prospectus Supplement. Underwriters may sell Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Common Stock and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Common Stock may be deemed to be underwriters, and any discounts and commissions received by them from the Company or from purchasers of Common Stock and any profit realized by them on resale of the Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Common Stock from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts (the "Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Common Stock sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Common Stock covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Company shall have sold to such underwriters the total principal amount of the Common Stock less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Common Stock pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

     Up to 3,162,939 shares of Common Stock may be sold by the Company prior to September 30, 1996, at a price of $31.30 per share, $99 million in the aggregate, directly to Security
Capital, pursuant to the Stock Purchase Agreement.


                         LEGAL OPINIONS

     The validity of the Common Stock will be passed upon for the Company by Hunton & Williams, Richmond, Virginia.


                             EXPERTS

     The consolidated financial statements of the Company incorporated by reference in its annual report on Form 10-K, and as amended by Form 10-K/A, for the year ended December 31, 1995, and the historical summaries included in the Current Report on Form 8-K, dated April 5, 1996, and Form 8-K/A, dated July 17, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.